EXHIBIT 11.1

Cordia Corporation
Computation of Per Share (Loss) Earnings
(unaudited)

	For the Three Months Ended
	March 31,
	2007	2006

NUMERATOR – BASIC AND DILUTED CALCULATION
Net (Loss) Income	$ (640,904)	$ 103,009

Numerator for Basic and Diluted Calculation (loss) Earnings Per Share	$ (640,904)	$ 103,009

DENOMINATOR

Weighted average number of common shares outstanding	5,620,924	5,529,841

Assumed conversion of preferred stock	-	766,800
Assumed exercise of stock options	-	708,238

Denominator for Diluted Earnings Per Share	5,620,924	7,004,879

Basic (loss) earnings per common share	$ (0.11)	$ 0.02

Diluted (loss) earnings per common share	$ (0.11)	$ 0.01